

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California  91739

> **Re:     VRDT Corporation**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed December 26, 2012**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2012**
> **Filed February 8, 2013**
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2012**
> **Filed February 18, 2013**
> **From 10-Q for the Fiscal Quarter Ended December 31, 2012**
> **Filed February 18, 2013**
> **File No. 000-52677**

Dear Mr. Kasprzak:

        We have reviewed your response letters dated March 20, 2013 and April 1, 2013 and the above-referenced filings, and have the following comments.

<u>General</u>

1.  We note that you filed a Current Report on Form 8-K on March 20, 2013 stating that by virtue of the acquisition of 24Tech Corporation you have ceased being a shell company.  This statement is in direct contrast to your response letter dated January 13, 2013 in which you stated that you were not a shell company immediately prior to the acquisition of 24Tech and therefore the acquisition was not a reverse merger.  Please reconcile the conflicting statements and amend your Form 8-K filed on March 20, 2013 as necessary.  We further note that your disclosure in the Form 8-K says that you realized your first sale of battery systems in August 2013.  Please also correct this date in your amended filing.

2.  We note your response to comment five of our letter dated February 19, 2013 and that you will identify Dennis Hogan as both the Chief Financial Officer and Chief Accounting Officer when you file your amended Form 10-K.  Please note that your Form 10-K must be signed by both <u>the registrant</u> (under the language "Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized") <u>and on behalf of the registrant</u> by its principal executive officer, principal financial officer and controller or principal

accounting officer, and by at least the majority of the board of directors or persons performing similar functions, (under the language  "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.")  Please include such signatures in the amendment to your Form 10-K.

Form 10-K/A for the Year Ended March 31, 2012

Item 8 – Financial Statements and Supplementary Data

Consolidated Balance Sheet

3.  We have reviewed your response to prior comment six from our letter dated February 19, 2013.  It appears that there is graded vesting associated with the terms of your restricted stock agreements.  Specifically, it appears that 50% of the restricted stock will vest upon effectiveness of a registration statement, while the remaining 50% will vest 180 days after the effectiveness of the registration statement.  In addition, it appears that the employee has to remain as either an employee or consultant in order for the shares to vest.

Your restricted stock agreements appear to contain a performance condition which is based on the effectiveness of a registration statement.  While you should have computed the fair value of the restricted stock on the grant date, there would be no expense recorded prior to the determination that it is probable you will meet the performance condition based on the guidance in ASC 718-10-25-20.  It appears that it will only become probable once the registration statement actually goes effective.  Upon the registration statement going effective, it appears that you would recognize 50% of the total expense.  It appears that you would also record a pro-rata expense amount related to the remaining 50% of total expense upon the registration statement going effective.  This pro-rata expense amount would be based on the total service period beginning from the date of issuing these instruments through six months after the registration statement goes effective.  The expense amount recorded would be the pro-rata amount from the date of issuance to the registration statement going effective.  Any remaining expense not recorded upon the registration statement going effective would then be recorded during the six month period after the registration statement goes effective.  Refer to ASC 718-10-55-76 for a related example.

Additionally, it appears that there should be no amounts recorded on your balance sheet related to these restricted stock agreements until the registration statement goes effective. Refer to ASC 718-10-35-2.  As such, please amend the Form 10-K for the year ended March 31, 2012 and the Form 10-Q for the period ended December 31, 2012 to restate your financial statements to remove the value of the restricted stock from prepaid expenses and equity and to also remove the issuance of the restricted stock as reflected on your statements of stockholder's equity.

We remind you that when you file your amended Form 10-K for the year ended March 31, 2012 and amended Form 10-Q for the period ended December 31, 2012 you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;

- full compliance with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10;

- fully update all affected portions of the document, including MD&A;

- label the appropriate columns on your financial statements as restated;

- updated disclosures under Item 9A of your Form 10-K/A and Item 4 of your Form 10-Q/A should include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it;

  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;

  o changes to internal controls over financial reporting; and

  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308 of Regulation S-K; and

- include all updated certifications.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

Form 10-Q/A for the Period Ended September 30, 2012

Item 1. Financial Statements, page 4

Note 18. Restated Financial Statements, page 18

4. It appears that you have restated your statements of operations for the three and six months ended September 30, 2012; however, you have only presented the changes to your statement of operations for the three months ended September 30, 2012 on page 19.  Please amend your filing to also present the changes to your statement of operations for the six months ended September 30, 2012 as required by ASC 250-10-50-7.

5. It appears that the net impact of the salary action in which your Board of Directors retroactively reduced the salaries of all employees to the California minimum for exempt employees to the employee's date of hire resulted in a reduction in accrued salaries and payroll taxes of $2,433,496.  As such, please help us understand why you have reclassified only $698,782 of employee advances from Prepaid Expenses to Accounts Receivable, which is fully reserved for, instead of $2,433,496.  It is also not clear why you continue to report negative general and administrative expense for the six month period ended September 30, 2012.

Form 10-Q for the Quarter Ended December 31, 2012

Item 1. Financial Statements, page 4

Note 17. Pro-Forma Financial Statements, page 18

6. We note that you have filed pro forma statements of operations for the three and nine months ended 2012 and 2011 assuming the acquisition of 24Tech took place on April 1, 2011.  When you amend your Form 8-K/A, please ensure that your pro forma statements of operations include separate columns related to your historical amounts, pro forma adjustments related to the acquisition of 24Tech, and pro forma total amounts.  In addition, please show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements.  This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director